UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2018

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated July 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: July 26, 2018	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Deputy Chief Executive Officer

EXHIBIT 99.1

DBV Technologies Appoints Industry Leader

Kevin Trapp as Chief Commercial Officer

Demonstrated track record of success instrumental in preparing for potential Viaskin Peanut launch in 2019

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced the appointment of Kevin Trapp as Chief Commercial Officer. As part of the Company’s ongoing transformation into a commercial organization, Kevin joins DBV after 27 years of driving portfolio growth through building leading brands at Bristol-Myers Squibb (BMS), a global biopharmaceutical company. Kevin will be responsible for all worldwide commercial functions at DBV, including the potential launch of the Company’s lead product candidate, Viaskin Peanut, in 2019. He will report to Charles Ruban, Chief Operating Officer, and serve as a member of the Company’s Executive Committee, led by David Schilansky, Deputy Chief Executive Officer.

Charles Ruban said, “We are thrilled to welcome Kevin to DBV during this key period for the Company, with the potential approval of Viaskin Peanut next year. Kevin’s leadership record at BMS and his vast experience in launching new medicines will be instrumental as we prepare to offer new treatments to patients suffering from unmet medical needs.”

Over the last 18 months, Kevin has served as an advisor to DBV. Prior to joining the Company, Kevin held positions of increasing responsibility in the areas of finance, sales, marketing and general management at BMS, most recently having served as Senior Vice President, Portfolio & Access Strategy. Earlier in his career at BMS, he was responsible for a $4 billion U.S. portfolio across specialty and primary care in the areas of immunology, neuroscience and virology. While at BMS he was directly involved in launching over 10 products and indications on leading brands such as Abilify®, Atripla®, Reyataz®, Orencia® and Daklinza®. Kevin earned a bachelor’s degree from The University of Connecticut School of Business and completed the General Management Program from The European Centre for Executive Development (CEDEP) at INSEAD.

“I believe the novel and patient-centric profile of the Viaskin platform, including lead candidate Viaskin Peanut, positions DBV to transform the care of patients suffering from food allergies and other immunological diseases,” said Kevin Trapp. “This is an important time for the food allergic community and DBV, as we are excited about potentially offering one of the first-ever treatments to patients suffering from peanut allergy. I look forward to leading our commercial organization during this next phase of growth.”

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. The Company’s ordinary shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of Viaskin Peanut and of the Company’s and regulatory plans regarding Viaskin Peanut. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Raul Damas

Partner, Brunswick Group

+1-212-333-3810

DBV@brunswickgroup.com